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Exhibit 99.4

Cascades Inc.
Schedule of additional disclosures required by United States generally accepted accounting principles and Regulation S-X
As at December 31, 2003 and 2002 and
for the three-year period ended December 31, 2003
(In millions of Canadain dollars)

        The information below represents additional disclosures required under United States generally accepted accounting principles ("U.S. GAAP") and Regulation S-X, as it relates to Cascades Inc. (the "Company") and should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 incorporated by reference in Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC") on May 7, 2004.

a)    Income taxes

        The following additional disclosures have been prepared based on the amounts reported under Canadian generally accepted accounting principles:

	2003
	Canada $	Foreign $	Total $
Net earnings before provision for income taxes, share of results of significantly influenced companies and non-controlling interests	55	17	72

Provision for (recovery of) income taxes
Current	11	4	15
Future	—	(6)	(6)
Future income taxes resulting from a change in tax rates	5	—	5

Total	16	(2)	14

Net earnings before share of results of significantly influenced companies and non-controlling interests	39	19	58

	2002
	Canada $	Foreign $	Total $
Net earnings before provision for income taxes, share of results of significantly influenced companies and non-controlling interests	130	79	209

Provision for (recovery of) income taxes
Current	38	10	48
Future	—	14	14
Future income taxes resulting from a change in tax rates	(1)	—	(1)

Total	37	24	61

Net earnings before share of earnings of significantly influenced companies and non-controlling interests	93	55	148

	2001
	Canada $	Foreign $	Total $
Net earnings before provision for income taxes, share of results of significantly influenced companies and non-controlling interests	135	20	155
Provision for (recovery of) income taxes
Current	36	11	47
Future	10	(2)	8
Future income taxes resulting from a change in tax rates	(6)	—	(6)

Total	40	9	49

Net earnings before share of results of significantly influenced companies and non-controlling interests	95	11	106

b)    Valuation and qualifying accounts and reserves

	2003
Description	Balance— Beginning of period $	Additions charged to cost of sales or expenses $	Deductions $	Balance— End of period $
Allowance for doubtful accounts	11	7	(5)	13
Inventory reserve	20	—	(4)	16
Valuation allowance for tax purposes(1)	33	—	(5)	28
	2002
Description	Balance— Beginning of period $	Additions charged to cost of sales or expenses $	Deductions $	Balance— End of period $
Allowance for doubtful accounts	17	7	(13)	11
Inventory reserve	18	2	—	20
Valuation allowance for tax purposes(1)	41	—	(8)	33
	2001
Description	Balance— Beginning of period $	Additions charged to cost of sales or expenses $	Deductions $	Balance— End of period $
Allowance for doubtful accounts	13	9	(5)	17
Inventory reserve	16	2	—	18
Valuation allowance for tax purposes(1)	43	—	(2)	41

(1)
The decline in the valuation allowance for tax purposes is detailed as follows:

	2003 $	2002 $	2001 $
Foreign currency translation	2	—	—
Unrecognized tax benefit arising from current losses
of subsidiaries	2	2	4
Recognized tax benefit arising from previously incurred losses of subsidiaries	(9)	(10)	(6)

	(5)	(8)	(2)

c)     Other information

	2003 $	2002 $	2001 $
Payments under operating leases, including rent expense	37	35	27
Payments under capital leases	7	10	7
Foreign exchange loss (gain)
Realized	7	(2)	(3)
Unrealized	2	(1)	—
	2003 $	2002 $
Accounts receivable	434	450
Allowance for doubtful accounts	(13)	(11)
Accounts receivable from affiliated companies	8	7
Other accounts receivable	27	38
Income taxes	23	—
Prepaid expenses	15	16

	494	500

Trade accounts payable	300	335
Accounts payable to affiliated companies	7	8
Accued personnel costs	64	58
Interest payable	20	9
Income taxes	7	7
Accounts payable for capital expenditures	11	20
Other	44	46

	453	483

d)    Accounting pronouncement not yet implemented under U.S. GAAP

  In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). FIN 46 is effective for VIEs created or modified after January 31, 2003 and to any VIEs in which the Company obtains an interest after that date. In October 2003, the FASB deferred the effective date of FIN 46 to the first interim annual period ending after December 15, 2003 for VIEs created prior to February 1, 2003. The adoption of this standard will not have any impact on the financial position or results of operations of the Company.

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Cascades Inc. Schedule of additional disclosures required by United States generally accepted accounting principles and Regulation S-X As at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 (In millions of Canadain dollars)